Exhibit 16.1

Tel: 702-784-0000 Fax: 702-784-0161 www.bdo.com	6671 Las Vegas Blvd. South, Suite 200 Las Vegas, NV 89119

April 15, 2016

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on April 12, 2016 to be filed by our former client, Searchlight Minerals, Corp. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.